CONSENT of QUALIFIED PERSON

TO:	British Columbia Securities Commission

Alberta Securities Commission

Securities Division, Financial and Consumer Affairs Authority (Saskatchewan)

Ontario Securities Commission

Nova Scotia Securities Commission

Toronto Stock Exchange

I, Simon Henderson, AusIMM ( CP Geology ), of Wairaka Rock Services Limited, 30 Ocean Parade, Pukerua Bay, Wellington 5026, New Zealand, consent to the public filing of the technical report titled “Technical Report for the Fondaway Canyon Project, Churchill County, Nevada, USA with effective date April 03, 2017 (the “Technical Report”) by Canarc Resource Corp.

I also consent to any extracts from or a summary of the Technical Report in the news release dated April 11th , 2017 of Canarc Resource Corp.

I certify that I have read the news release dated April 11th, 2017 filed by Canarc Resource Corp. and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this May 1, 2017.

Simon Henderson (signed)

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Signature of Qualified Person

Simon Henderson

Simon Henderson

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Print name of Qualified Person